UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34170	91-1600822
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

(Address of principal executive offices) (Zip Code)

David J. Westgor, Vice President, General Counsel and Secretary, (425) 936-6847

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.

Our business is focused on developing our proprietary PicoP® display technology, which can be used by our customers to create high-resolution miniature laser display and imaging engines. Our PicoP display technology uses our widely patented expertise in two dimensional Micro-Electrical Mechanical Systems (MEMS), lasers, optics, and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies. Our strategy is to develop and supply PicoP display technology directly or through licensing arrangements to original device manufacturers (ODMs) and original equipment manufacturers (OEMs) in various market segments, including consumer electronics and automotive, for integration into their products. During 2012, we aligned our operations to our ingredient brand strategy, pursuant to which we focus our efforts on licensing our technology and selling display engine components to partners who will produce display engines based on PicoP display technology and either sell those display engines to OEMs or incorporate the engines into their own products.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As indicated above, in accordance with our ingredient brand strategy, we are focused on developing our technology and generally are not presently in the business of manufacturing or contracting to manufacture any consumer products. However, from time to time we do procure components for packaged MEMS, provide them to third parties that assemble the components for us and sell packaged MEMS to our customers. The Securities Exchange Commission (SEC) has stated that whether a company is considered under the Rule to “contract to manufacture” a product depends on the degree of influence the company exercises over the “…materials, parts, ingredients, or components to be included in any product…,” but the SEC has not provided much guidance as to the circumstances that would result in sufficient influence to fall within the scope of the Rule. As a result, it is possible that we may manufacture or contract to manufacture products within the meaning of the Rule. To the extent we do so, we do not purchase any Conflicts Minerals for these components directly from mines, smelters or refiners. We sometimes acquire components from suppliers and those components are used in the assembly of MEMS for us by third parties. It is also the case that some components are sourced directly by these parties that are assembling products for us and are incorporated into MEMS packages. We must therefore rely on our suppliers to provide information regarding the composition and origin of such components.

We have conducted a good faith reasonable country of origin inquiry by contacting and making inquiries of our suppliers. These inquiries were designed to determine whether any of the components supplied to us contained Conflict Minerals and, if so, whether such Conflict Minerals originated in the Covered Countries. Some of the suppliers who responded indicated that Conflict Minerals were necessary to the functionality or production of the components they supply to us. Of these suppliers, some indicated that such Conflict Minerals did not originate from the Covered Countries. However, some of our suppliers indicated that they were presently unsure of the geographic origins of the components they supply to us and we have not yet received responses from all of our suppliers as of the date of this filing. We have asked our suppliers who were unsure to verify the origin of the relevant Conflict Minerals and we are in the process of following up with the suppliers who have not yet responded to our inquiries. We can provide no assurance that we will receive responses from these suppliers timely or at all or that their responses will indicate that the components they supply either contain no Conflict Minerals or contain Conflict Minerals that did not originate from the Covered Countries.

Following this inquiry, notwithstanding the responses we have yet to receive from suppliers, we do not have reason to believe that the Conflicts Minerals that are necessary to the functionality or production of products that we may be considered to manufacture or contract to manufacture may have originated in the Covered Countries. This information is publicly available on the investor relations section of our website, www.microvision.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROVISION, INC.
Date: June 2, 2014

	By:	/s/ David J. Westgor
David J. Westgor Vice President, General Counsel and Secretary